RELIASTAR LIFE INSURANCE COMPANY

and its
SELECT*LIFE VARIABLE ACCOUNT
and
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated July 22, 2011

This supplement amends certain information contained in your current prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION ABOUT THE
ING CLARION GLOBAL REAL ESTATE PORTFOLIO

Effective on or about July 1, 2011, ING Clarion Global Real Estate Securities LLC, as subadviser to the ING Clarion Global Real Estate Portfolio, changed its name to CBRE Clarion Securities LLC. Accordingly, any references to ING Clarion Global Real Estate Securities LLC appearing in your prospectus or any prospectus supplement are hereby deleted and replaced with CBRE Clarion Securities LLC.